Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

INTERSECT ENT, INC.

INTERSECT ENT, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “corporation”), hereby certifies that:

FIRST: The name of the corporation is INTERSECT ENT, INC. The corporation was originally incorporated under the name Sinexus, Inc.

SECOND: The date on which the Certificate of Incorporation of the corporation was originally filed with the Secretary of State of the State of Delaware is October 6, 2003.

THIRD: Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Amended and Restated Certificate of Incorporation amends the corporation’s Amended and Restated Certificate of Incorporation to add a new Article IX to read in its entirety as follows:

“IX

Unless the Company consents in writing to the selection of an alternative forum, the federal courts of the United States shall be the exclusive forum for the resolution of any claim arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to this Article IX.”

FOURTH: Thereafter pursuant to a resolution of the Board of Directors, the amendment adding Article IX to the Amended and Restated Certificate of Incorporation was submitted to the stockholders of the corporation for their approval, and was duly adopted at an Annual Meeting of Stockholders held on June 4, 2020, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, INTERSECT ENT, INC. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 8th day of June, 2020.

INTERSECT ENT, INC.

By:	/s/ Thomas A. West
Thomas A. West
Chief Executive Officer